UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: Nov. 30, 2026 |
| Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-39049 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: THRASHER & CHAMBERS, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1110 SE 28TH STREET SUITE 10
(No. and Street)

| BENTONVILLE | AR | 72712 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Mark Chambers | (479) 273-5333 | mchambers@thrasherfinancial.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

| 3488 South U.S. Hwy 77 | Giddings | TX | 78942 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 03/19/2019 | 6543 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Mark Chambers, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of THRASHER & CHAMBERS, INC., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Kim Ruopp
Notary Public
Benton County, Arkansas
Comm. Exp. 06/04/2029
Commission No. 12707775

Signature: [signature]

Title:
President

Notary Public [signature]

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to ~~consolidated~~ financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Thrasher & Chambers, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2024

# Contents



**Tuttle & Bond, PLLC**
Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of Thrasher & Chambers, Inc.

### Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Thrasher & Chambers, Inc. (the "Company") as of December 31, 2024, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

### Report on Supplementary Information

The accompanying Net Capital Computations, Determination of Reserve Requirements and Possession & Control Requirements ("Supplementary Information") contained in the supplemental information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles with the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Tuttle & Bond, PLLC*

Giddings, Texas
April 02, 2025

We have served as the auditor for Thrasher & Chambers, Inc. since 2022.



## Thrasher & Chambers, Inc.
## Financial Statements
## Statement of Financial Condition
## For the year ended December 31, 2024

**ASSETS**

| | | |
|---|---|---|
| Current Assets | | |
| Checking | $ | 141,917 |
| Commissions receivable | | 20,042 |
| Total Current Assets | $ | 161,959 |
| | | |
| Other Assets | | |
| Hilltop Deposit | | 15,000 |
| Total other assets | $ | 15,000 |
| | | |
| Fixed Assets | | |
| Furniture & Equipment | | 60,187 |
| Leasehold Improvements | | 57,400 |
| Vehicles | | 57,849 |
| Accumulated depreciation | | ($85,269) |
| Total fixed assets (net) | $ | 90,167 |
| | | |
| TOTAL ASSETS | $ | 267,126 |

**LIABILITIES**

| | | |
|---|---|---|
| Current liabilities | | |
| Payroll liabilities | | 4,412 |
| Accounts Payable | | 0 |
| Total current liabilities | $ | 4,412 |
| | | |
| TOTAL LIABILITIES | $ | 4,412 |

**EQUITY**

| | | |
|---|---|---|
| Common Stock | | 57,514 |
| Retained Earnings | | 165,685 |
| Additional Paid in Capital | | 6,900 |
| Dividends | | (50,736) |
| Net Income | | 83,352 |
| TOTAL EQUITY | $ | 262,715 |
| | | |
| LIABILITIES & EQUITY | $ | 267,127 |

The accompanying notes are an integral part of these financial statements.

Thrasher & Chambers, Inc.
Statement of Income
For the year ended December 31, 2024

Ordinary Income Expense

| | | | |
|---|---|---|---|
| Income | | | |
| | Commissions | $ | 280,025 |
| | Revenues from Insurance Based Products | | 3,303 |
| | 12b-1 Concessions | | 316,584 |
| | Miscellaneous Income | | 1,693 |
| Total Income | | $ | 601,605 |

| | | | |
|---|---|---|---|
| Expense | | | |
| Payroll | | | |
| | Salaries & Wages | $ | 215,175 |
| | Officer Salaries | | 136,528 |
| | Payroll Taxes | | 12,431 |
| | Shareholders Health Insurance | | 9,523 |
| | Employee Benefits | | 13,807 |
| | Simple IRA Plan | | 22,874 |
| | Payroll Expenses | | (1,398) |
| Total Payroll | | $ | 408,940 |
| | | | |
| | Occupancy | | 43,980 |
| | Depreciate Expense | | 18,263 |
| | General Taxes & Licenses | | 914 |
| | Accounting | | 18,738 |
| | Automotive | | (1,614) |
| | Dues and Subscriptions | | 3,715 |
| | Insurance | | 2,170 |
| | Telephone | | (132) |
| | Utilities | | 2,431 |
| | Office Supplies and Expense | | 1,842 |
| | Postage | | 112 |
| | Fees Withheld by Hilltop | | 18,896 |
| Total Expense | | $ | 518,255 |
| | | | |
| Net Ordinary Income | | $ | 83,352 |
| | | | |
| Net Income | | $ | 83,352 |

The accompanying notes are an integral part of these financial statements.

Thrasher & Chambers, Inc.
Statement of Cash Flow
For the year ended December 31, 2024

| | | |
|---|---|---:|
| Net Income | $ | 83,352 |
| | | |
| Adjustments to reconcile Net Income | | |
| to Net Cash provided by operations | | |
| Receivables | | 15,373 |
| Payables | | (3,773) |
| Net cash provided by operations | $ | 94,952 |
| | | |
| Investing activities | | |
| Accumulated Depreciation | | 18,263 |
| Net cash provided by investing activities | $ | 18,263 |
| | | |
| Financing Activities | | |
| Distributions-David Thrasher | | 1,913 |
| Distributions-Mark Chambers | | -50,000 |
| Retained Earnings | | -2,648 |
| Net Cash used by financing activities | $ | -50,735 |
| | | |
| Net Cash increase (decrease) for the year | $ | 62,480 |
| | | |
| Cash at beginning of year | $ | 94,438 |
| | | |
| Cash at end of year | $ | 156,918 |

The accompanying notes are an integral part of these financial statement

Thrasher & Chambers, Inc.
Statement of Changes in Ownership Equity
For the year ended December 31, 2024

|  | Common Shares | Common Stock | Additional Paid-in-Capital | Retained Earnings | Equity |
|---|---|---|---|---|---|
| Balances at December 31, 2023 | 100 | $57,514 | $6,900 | 165,685 | 230,099 |
| Additional Paid-in-Capital |  |  |  |  |  |
| Dividends |  |  |  | (50,736) | (50,736) |
| Prior Period Adjustments |  |  |  |  |  |
| Net Income |  |  |  | $83,352 | $83,352 |
| Balances at December 31, 2024 | 100 | $57,514 | $6,900 | $198,301 | $262,715 |

The accompanying notes are an integral part of these financial statement

## NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

### Organization

The Thrasher & Chambers, Inc. (the "Company") was organized in the State of Arkansas in 1962, and is registered broker and dealer in securities under the Securities and Exchange Act of 1934. The Company is primarily a retail and institutional brokerage firm. The Company has adopted a calendar year end.

### Description of Business

The Company, located in Arkansas is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC"). The Company is a member of Financial Industry Regulatory Authority, Inc. (FINRA). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides an exemption because of limited business.

### Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities. As of December 31, 2024, there are no cash equivalents.

### Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2024, there is no cash equivalents.

### Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

### Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

### Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the

transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

General Securities Transaction Revenue

Revenue from contracts with customers includes commissions from retail, institutional, mutual funds, and broker/dealer clients, and is recognized when promised goods or services are delivered to the client in an amount the Company expects to receive in exchange for those goods or services (i.e., the transaction price). The recognition and measurement of revenue is based on the assessment of individual contract terms between the customer and the clearing affiliate ("Customer Agreement"). Commissions and related clearing expenses are recorded on the trade date in an amount established in the agreement between the Company and the clearing affiliate ("Clearing Agreement"). The Company believes that the performance obligations are satisfied because that is the date that the underlying financial instrument is purchased or sold, the purchaser or seller is identified, the pricing is agreed, and the risk and rewards of ownership or dispossession has occurred and transferred. The Company also receives fees charged to the customer pursuant to terms in the in the Customer Agreement, or shares in the fees charged the customer pursuant to the terms of the Customer Agreement in an amount set forth in the Clearing Agreement, and might include, but not be limited to, shared debit interest charges, sweep credit interest earnings, order flow rebates, other rebates, dividend income from operations, and others fees ("Additional Fees"). The Company has no performance obligations to meet to earn these Additional Fees. The amount of Additional Fees is not known in advance of receipt of a statement from the clearing affiliate and are therefore recorded when a statement is received.

Investment Company Shares & Insurance-based Product Revenue

The Company receives revenue from the sale of investment company shares (mutual funds) and insurance-based products sold via subscription/application or via direct deposit by a customer into an existing investment account. The contract with the customer is set forth in the purchase agreement with terms for commissions paid by the customer established in the accompanying mutual fund or insurance product prospectus. The Company's portion of the commission paid by the customer, also referred to as a concession for mutual fund products, is established in the Selling Agreement between the Company and the mutual fund or insurance company sponsor ("Sponsor"). The amount of concession varies depending on the class of shares, the amount the client invested with the family of funds (Rights of Accumulation) or intends to invest in the family of funds (Letter of Intent). Some classes of shares sold provide for concessions to be received on an on-going basis (i.e., "Trails"). The Company has met its obligation and recognizes revenue when the Company forwards the application and check to the fund Sponsor. Customers may make additional investments into their investment account without the Company's knowledge, in which case the Company is entitled to a concession or commission based on the amount of investment as set forth in the prospectus and the terms of the Selling Agreement. In such circumstances, the Company has no performance obligation to satisfy and recognizes revenue as of the date of the transaction based upon receipt of notification of the investment by the customer from the Sponsor.

12b-1 Fee Revenue

The Company receives 12b-1 fees from the sale of mutual funds and/or insurance-based products. The amount of 12b-1 fees due to the Company is established in the Selling Agreement between the Company and the investment fund sponsor. There is no performance obligation required to be performed by the Company to earn and recognize 12b-1 fees. The amount of 12b-1 fees due the Company is calculated based on the average assets under management for the period in which the 12b-1 fee is calculated. The Company does not know the amount of average assets under management until receipt of a statement from the mutual fund company sponsor, at which time the 12b-1 fee revenue is recognized and recorded as of the calculation date indicated on the statement.

## Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Business Concentrations

The Company provides financial advisory services.

## Income Taxes

The Company is taxed as a Subchapter S Corporation under the Internal Revenue Code and applicable state statues. Under an S-Corporation election, the income of the Corporation flows through to the stockholder to be taxed at the individual level rather that the corporate level. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

## Accounts Receivable – Commissions

The Company considers accounts receivable – commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charged to operations when that determination is made. Determination of collectability is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charged interest.

## Advertising

The Company follows the policy of charging advertising to expense as incurred.

## Financial Instrument with Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the company to off-balance sheet credit and market risks in the event the customer or counter party is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

## Concentration of Credit Risk:

The Company's cash demand deposits are held at financial institutions at which deposits are insured by the Securities Investor Protection Corporation (SIPC).

## Subsequent Event:

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 30, 2024, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the

FOCUS report are required under Rule 15c3-1. As of the December 31, 2024, the Company had net capital of $147,621 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 2.89 to 1, as of December 31, 2024. There are no differences between net capital as computed in Company's Part IIA of Form X-17A-5 filed for the period ended December 31, 2024.

## NOTE C - SIMPLE IRA PLAN

The company has a SIMPLE IRA plan established with American Funds. Employees of the company are eligible to participate if they have been employed for 1 year. The company contributions will match contributions equal to 100% of elective deferrals, up to a limit of 3% of compensation for the calendar year.

## NOTE D – NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable considerations only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of broker commissions.

Management has determined that the adoption of ASC Topic 606 has had no impact on the Company.

## NOTE E – Rent

The company leased office space located at 1110 SE 28th Street, Suite 10 in Bentonville, AR from January 2024 to December 2024. Thrasher and Chambers Inc., obtained occupancy in a related third party transaction in April 2023 on an annual basis that was agreed upon by both parties. This building is owned by Mark Chambers and his partner.

Straight lined rent expense paid for the year ended Decembers 31, 2024 was $43,980.

## NOTE F – RESTRICTED CASH DEPOSIT WITH CLEARING ORGANIZATION

The Company used only one clearing house with $15,000 cash deposited which may not be withdrawn for normal operating costs, but is restricted to cover any errors charges to Company not as a result of the clearing organization.

## NOTE G – FIXED ASSETS

Following are the major classification of fixed assets:

|  | 2024 |
|---|---|
| Leasehold Improvements | $ 57,400 |
| Furniture & Equipment | $ 60,187 |
| Company Vehicles | $ 57,849 |
| Accumulated Depreciation | $ (85,269) |
|  | $ 90,167 |

## NOTE H – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii).

## NOTE I – COMMITMENTS AND CONTINGENCIES

The Company does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

## NOTE J – RELATED PARTY TRANSACTIONS

The company has an agreement with the shareholder, David Thrasher, that distributions will be made on his behalf to pay for certain expenses in lieu of a physical check. David Thrasher receives a set salary and all other commissions earned by David will be distributed to pay for certain expenses. David's total distributions for 2024 was $736. No outstanding distributions were owed to David at year end, December 2024.

## Supplemental Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2024

Thrasher & Chambers, Inc.
**Supplementary Information**
**Net Capital Computations**
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2024

Computation of Net Capital

| | | |
|---|---|---|
| Total Stockholder's Equity | $ | 262,715 |
| Allowable Subordinated Loans | | - |
| Non-Allowable Assets | | 110,094 |
| Haircuts on Securities Positions | | |
|      Securities Haircuts | | - |
|      Undue Concentration Charges | | - |
| Net Allowable Capital | $ | 152,621 |

Computation of Net Capital Requirement

| | | |
|---|---|---|
| Minimum Net Capital Required as a Percentage of Aggregate Indebtedness | $ | 294 |
| Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer | $ | 5,000 |
| Net Capital Requirement | $ | 5,000 |
| Excess Net Capital | $ | 147,621 |

Computation of Aggregate Indebtedness

| | | |
|---|---|---|
| Total Aggregate Indebtedness | $ | 4,412 |
| Percentage of Aggregate Indebtedness to Net Capital | | 2.89% |

Computation of Reconciliation of Net Capital

| | | |
|---|---|---|
| Net Capital Computed and Reported on FOCUS IIA as of 12/31/2024 | $ | 152,621 |
|     Adjustments | | |
|     Increase (Decrease) in Equity | | - |
|     Increase (Decrease) in Subordinated Loans | | - |
|     (Increase) Decrease in Non-Allowable Assets | | - |
|     (Increase) Decrease in Securities Haircuts | | - |
|     (Increase) Decrease in Undue Concentration Charges | | - |
| Net Capital per Audit | $ | 152,621 |
| Reconciled Difference | $ | - |

There were no differences in the computation of net capital on the year-end FOCUS IIA and this audit report.

Thrasher & Chambers, Inc.

Supplementary Statements

Net Capital Statement, Determination of Customer Reserve and Possession & Control Requirements

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2024

## Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company had net capital of $152,621 which was $147,621 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.89%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

## Determination of Customer Reserve Requirements

The Company operates pursuant to an exemption from 15c3-3, or no exemption pursuant to footnote 74 of SEC Release 34-70073, and does not take possession of customer funds or securities and is therefore not required to compute the determination of customer reserve requirements.

## Possession and Control Requirements

The Company operates pursuant to an exemption from 15c3-3, or no exemption pursuant to footnote 74 of SEC Release 34-70073, and does not take possession or control of customer funds or securities. There were no exceptions in adhering to the Company's operating exemption and/or no exemption, as applicable.

## Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues in excess of $500,000, or firm's that file Form SIPC-3, to file an Agreed Upon Procedures Report (AUP Report). SIPC members with gross revenues below $500,000 are not required to file an AUP Report. If an AUP Report is required, the AUP Report may be included within this Supplemental Information section or filed with SIPC under separate cover.

Thrasher & Chambers, Inc.

Supplementary Customer Protection Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2024



**Tuttle & Bond, PLLC**
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2024

<u>Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 15c3-3</u>

Exemption and No Exemption: 15c3-3(k)(2)(ii) and footnote 74 of SEC Release 34-70073

Mark Chambers
Thrasher & Chambers, Inc.
1110 SE 28th Street
Bentonville, AR 72712

Dear Mark Chambers:

We have reviewed management's statements, included in the accompanying Exemption Report provided to us, in which Thrasher & Chambers, Inc. identified 15c3-3(k)(2)(ii) and footnote 74 of SEC Release 34-70073 as the provisions under 17 C.F.R. § 15c3-3(k) under which it claims exemption and no exemption, respectively, from 17 C.F.R. §240.15c3-3. Thrasher & Chambers, Inc. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year, January 01, 2024, through December 31, 2024, without exception, or, with exception, as represented in the Exemption Report provided to us.

Thrasher & Chambers, Inc. has indicated that it is not operating under an exemption pursuant to 17 C.F.R. § 15c3-3(k), but rather operates pursuant footnote 74 of SEC Release 34-70073 and its business activities under which it operates pursuant to no exemption is limited to: Effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. Further, Thrasher & Chambers, Inc. does not, directly or indirectly receive, hold, or owe funds or securities for or to customers other than funds received and promptly transmitted in compliance with paragraphs (a) or (b)(2) of Rule 15c2-4, and Thrasher & Chambers, Inc. does not carry accounts of customers and Thrasher & Chambers, Inc. does not carry proprietary accounts as defined in Rule 15c3-3. Thrasher & Chambers, Inc. stated that it has met the requirements to operate pursuant to footnote 74 of SEC Release 34-70073 throughout the most recent fiscal year, January 01, 2024, through December 31, 2024, without exception, or, with exception as represented in the Exemption Report provided to us.

Thrasher & Chambers, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thrasher & Chambers, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

*Tuttle & Bond, PLLC*

Giddings, Texas
April 02, 2025




Thrasher & Chambers, Inc.

## Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2024



Thrasher & Chambers, Inc.'s Exemption Report


To:    Tuttle & Bond PLLC
3488 South U.S. Highway 77
Giddings, TX 78942

Re: 17 C.F.R. § 240.15c3-3(k)

Thrasher & Chambers, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent audit period, January 01, 2024 through December 31, 2024, without exception.

3. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities not conducted under a 15c3-3 exemption exclusively to: Effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

   The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, January 01, 2024 through December 31, 2024, without exception.

THRASHER & CHAMBERS, INC.

I, Mark Chambers, do hereby affirm that to my best knowledge and belief this Exemption Report, covering the period January 01, 2024 through December 31, 2024 is true and correct.

President

18

Thrasher & Chambers, Inc.

**Supplementary** Auditor's **Agreed Upon** Procedures Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2024



**Tuttle & Bond, PLLC**
Certified Public Accountants

## Thrasher & Chambers, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2024

### Report of Independent Registered Public Accounting Firm on Applying
### Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)
### Form SIPC-7

Thrasher & Chambers, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2024, which were agreed to by Thrasher & Chambers, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Thrasher & Chambers, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Thrasher & Chambers, Inc.'s management is responsible for Thrasher & Chambers, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.

2. Compared audited Total Revenue for the period of January 01, 2024 through December 31, 2024 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.

5. If applicable, we compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Tuttle & Bond, PLLC*

Gidding, Texas
April 02, 2025



Thrasher & Chambers, Inc.
Supplementary Agreed Upon Procedures Report SIPC Reconciliation Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2024

Thrasher & Chambers, Inc.

December 31, 2024

**SIPC 7 Reconciliation**

| | | | |
|---|---|---|---|
| Gross Revenues for SIPC-7 (line 3) | | $ | 601,605 |
| Total Deductions for SIPC-7 (line 6) | | $ | 601,605 |
| SIPC Net Assessable Revenues | | $ | - |
| General Assessment @ | 0.0015 | $ | - |
| Overpayment Credit Applied | | $ | 73 |
| Payments and credits | | $ | - |
| Assessment Balance Due After All Credits and Payments | | $ | (73) |
| Late Payment Interestt (if any) | | $ | - |
| Amount Due on SIPC-7 with Interest | | $ | (73) |

| | | | Date Paid: | Check #: | Paid To: |
|---|---|---|---|---|---|
| Paid with SIPC 6 | $ | - | | | SIPC |
| Paid with SIPC 7 Total | $ | - | | | SIPC |
| Paid | | | | | |
| | $ | - | | | |
| Overpayment (Underpayment) | $ | 73 | | | |